REALESTATE PATHWAYS, INC.
2114 West Apache Trail, STE 1150
Apache Junction, Arizona 85120
P. 480.382.2212 / F. 480.982.2424

March 1, 2012

To:	Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Attention: Mr. Gabriel Eckstein
Washington D.C. 20549
Phone (202) 551-3286

From:	RealEstate Pathways, Inc.
File Number 333-178517

RE:  Request for Acceleration of the Effective Date.

RealEstate Pathways, Inc. (“the Company”) hereby requests for the acceleration of the Registration Statement filed on Form S-1 on 12-15-2011 with an Amendment(s) filed thereto on 1-23-2012 and 2-13-2012.  The Company request’s the Commission to deem the Registration Statement effective by 4:00 P.M. EST March 6, 2012 or soon thereafter if practical.  In lieu of this request the registrant acknowledges their obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.

RealEstate Pathways, Inc. further acknowledges that should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing.  Moreover, the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing.  Finally, the Company acknowledges it may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

  /s/ Eric K. Lindberg
Eric K. Lindberg
President
RealEstate Pathways, Inc.